UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
Amendment No. 1
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934
HYPERION SOLUTIONS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	77-0277772

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

5450 Great America Parkway
Santa Clara, California	95054

(Address of principal executive offices)	(Zip Code)
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box: ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box: ☑
Securities Act registration statement file number to which this form relates: 000-26934
Securities to be registered pursuant to Section 12(b) of the Act: None.
Securities to be registered pursuant to Section 12(g) of the Act:
Preferred Stock Purchase Rights

(Title of Class)
NASDAQ National Market

(Exchange)

Item 1. Description of the Registrant’s Securities to be Registered.
     On June 15, 1998, the Board of Directors of Hyperion Solutions Corporation (f/k/a Arbor Software Corporation) (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.001 per share (the “Common Shares”) outstanding on July 3, 1998 (the “Record Date”) to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and EquiServe Trust Company, N.A. (f.k.a. BankBoston, N.A.), as Rights Agent (the “Rights Agent”). A copy of the Rights Agreement was filed by the Company as Exhibit 1 to the Registration Statement on Form 8-A on June 17, 1998 and is incorporated herein by this reference. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.
     On November 21, 2005, the Company announced that its Board of Directors declared a three-for-two stock split (the “Stock Split”) to be effected by a stock dividend issuance of one share for every two shares already issued and outstanding to be distributed on December 19, 2005 (the “Split Date”) to stockholders of record of the Common Shares as of the close of business on December 1, 2005. In connection with the Stock Split, pursuant to Section 11(n) of the Rights Agreement, effective upon the Split Date, the number of shares of the Company’s Series A Junior Participating Preferred Stock (the “Preferred Stock”) purchasable upon the exercise of each Right will be decreased from one one-thousandth of a share to two three-thousandths of a share of Preferred Stock and the number of outstanding Rights was increased by 50% such that each Common Share outstanding immediately after the Stock Split shall have issued with respect to it one Right. In addition, pursuant to Section 23(a) of the Rights Agreement, the outstanding Rights will be redeemable at a redemption price of $0.0067 per Right.
     Pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Stock, as a result of the Stock Split, each share of Preferred Stock will be entitled to quarterly dividends, when, as and if declared by the Company’s board of directors, in an amount equal to 1500 times the dividends and distributions (other than dividends payable in Common Shares). Each share of Preferred Stock will have 1500 votes, voting together with the Common Shares. If the Company enters into any consolidation, merger, combination or other transaction in which Common Shares are exchanged into other stock or securities, cash and/or other property, then each share of Preferred Stock will be similarly exchanged into an amount per share equal to 1500 times the aggregate amount of consideration for which each Common Share is exchanged. In the event of liquidation, the holders of shares of Preferred Stock will be entitled to receive an aggregate amount per share equal to 1500 times the aggregate amount to be distributed per Common Share plus an amount equal to any accrued and unpaid dividends.
     Pursuant to Section 12 of the Rights Agreement, the Company filed a Certificate of Adjustment reflecting the foregoing adjustments (the “Certificate of Adjustment”) with the Rights Agent and Computershare Limited, the Company’s transfer agent, and is herewith filing the Certificate of Adjustment with the Securities and Exchange

     Commission. A copy of the Certificate of Adjustment is attached hereto as Exhibit 4.2 and is incorporated herein by this reference.
     The following Summary of Rights to Purchase Preferred Shares also reflects the foregoing adjustments.
     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or in the case of (A) a Grandfathered Stockholder other than a Second Tier Grandfathered Stockholder, 25%, or (B) a Second Tier Grandfathered Stockholder, the greater of 15% or such percentage as is beneficially owned by each Amerindo Holder plus 1%, or more of the outstanding Common Shares or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or in the case of (i) a Grandfathered Stockholder other than a Second Tier Grandfathered Stockholder, 25%, or (ii) a Second Tier Grandfathered Stockholder, the greater of 15% or such percentage as is beneficially owned by each Amerindo Holder plus 1%, or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on July 3, 2008 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.
     The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).
     The number of outstanding Rights and the number of one one-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.
     Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment, when, as and if declared by the Company’s board of directors, of 1500 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1500 times the aggregate payment made per Common Share. Each Preferred Share will have 1500 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1500 times the amount received per Common Share. These rights are protected by customary antidilution provisions.
     Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the fractional interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.
     From and after the occurrence of an event described in Section 11(a)(ii) of the Rights Agreement, if the Rights evidenced by this Right Certificate are or were at any time on or after the earlier of (x) the date of such event and (y) the Distribution Date (as such term is defined in the Rights Agreement) acquired or beneficially owned by an Acquiring Person or an Associate or Affiliate of an Acquiring Person (as such terms are defined in the Rights Agreement), such Rights shall become void, and any holder of such Rights shall thereafter have no right to exercise such Rights.
     In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company’s right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.
     At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
     At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0067 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.
     The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).
     Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

     This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement and the Certificate of Adjustment, which are attached hereto as Exhibit 4.1 and 4.2, respectively.
Item 2. Exhibits.

Exhibit No.	Description
4.1	Rights Agreement, dated as of June 15, 1998, between the Company and EquiServe Trust Company, N.A. (f.k.a. BankBoston, N.A.), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A (File No. 000-26934)).*
4.2	Certificate of Adjustment, dated December 19, 2005, filed by the Company with EquiServe Trust Company, N.A. (f.k.a. BankBoston, N.A.), as Rights Agent. †

*	Previously filed.
†	Filed herewith.

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf of the undersigned, thereto duly authorized.

HYPERION SOLUTIONS CORPORATION
By:	/s/ David Odell
	Name:	David Odell
	Title:	Chief Financial Officer

Date: December 19, 2005

EXHIBIT INDEX

Exhibit No.	Description
4.1	Rights Agreement, dated as of June 15, 1998, between the Company and EquiServe Trust Company, N.A. (f.k.a. BankBoston, N.A.), as Rights Agent, which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (incorporated by reference to Exhibit 1 to the Company’s Registration Statement on Form 8-A (File No. 000-26934)).*
4.2	Certificate of Adjustment, dated December 19, 2005, filed by the Company with EquiServe Trust Company, N.A. (f.k.a. BankBoston, N.A.), as Rights Agent. †

*	Previously filed.
†	Filed herewith.